02019483

04-3-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 29 2002

SEC FILE NUMBER
8-53248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/19/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 Dartmouth Street
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Reardon (617) 375-4204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

400 Hunnewell Street	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VE 4-4-02

OATH OR AFFIRMATION

I, David G. Lavallee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

My commission expires July 19, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Revolution Partners, LLC

Reconciliation of Net Capital Computation for 12/31/01

Net Capital Computation as of 12/31/01

Total Assets	$	629,944.44
Total Liabilities		1,132.08
Net Worth	$	628,812.36
Non-Allowable Assets		35,000.00
Tentative Net Capital	$	593,812.36
Haircuts		-
Net Capital	$	593,812.36

Adjustments

Total Assets		
Add:		
Record December Interest Income	$	897.28
Invoice to customer to A/R		4,000.00
Reclassify employee loan as a note from expense		15,000.00
Reclassify prepaid expenses		18,663.54
Reclassify office security deposit from expense		23,800.00
Reclassify computer equipment as fixed assets		38,623.03
Adjustment to actual cash balance		59.75
	$	101,043.60
Less:		
Payroll taxes paid in December	$	8,804.04
Adjustment for uncollectible customer accounts		25,000.00
	$	33,804.04
Adjustment to Total Assets	**$**	**67,239.56**
Total Liabilities		
Add:		
Accounts Payable	$	3,921.34
Accrued Amex expenses		4,893.15
Accrued payroll & bonuses earned in 12/01		72,904.30
Adjustment to Total Liabilities	**$**	**81,718.79**

Net Capital Computation as of 12/31/01 (Revised for Audit)

Total Assets	$	697,184.00
Total Liabilities		82,850.87
Net Worth	$	614,333.13
Non-Allowable Assets		100,086.57
Tentative Net Capital	$	514,246.56
Haircuts		-
Net Capital	$	514,246.56

REVOLUTION PARTNERS, LLC

Financial Statements

For the Period January 19, 2001 (date of inception)
to December 31, 2001

REVOLUTION PARTNERS, LLC

Financial Statements

For the Period January 19, 2001 (date of inception) to December 31, 2001

Contents — ***Page(s)***

Rogers, Suleski & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Randolph E. Rogers, CPA
Edward J. Suleski, Jr., CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheet of Revolution Partners, LLC as at December 31, 2001, and the related statements of income, members' equity, and cash flows for the period January 19, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period January 19, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedule and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 26, 2002

400 Hunnewell Street, Needham Heights, MA 02494-1300, Tel: 781-444-5500, Fax: 781-444-9475, Email: rsa@rogers-suleski.com

REVOLUTION PARTNERS, LLC
Balance Sheet
As at December 31, 2001

ASSETS

Current assets	
Cash	$ 587,097
Accounts receivable	14,000
Note receivable, employee	15,000
Prepaid expenses	18,664
Total current assets	634,761
Property and equipment, net	38,623
Other assets	
Security deposits	23,800
Total Assets	$ 697,184

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 5,053
Accrued expenses	77,798
Total liabilities	82,851
Equity	
Members' equity	614,333
Total Liabilities and Members' Equity	$ 697,184

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Income
For the Period January 19, 2001 (date of inception) to December 31, 2001

Revenue	$1,395,448
Operating expenses	615,331
Income from operations	780,117
Other income	(12,116)
Net income	$ 792,233

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Members' Equity
For the Period January 19, 2001 (date of inception) to December 31, 2001

Balance at January 19, 2001 (date of inception)	$ -
Members' contributions	20,100
Members' distributions	(198,000)
Net income	792,233
Balance at December 31, 2001	$ 614,333

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Cash Flows
For the Period January 19, 2001 (date of inception) to December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 792,233
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,771
Increase in operating assets:	
Accounts receivable	(14,000)
Other current assets	(33,664)
Increase in operating liabilities:	
Accounts payable	5,053
Accrued expenses	77,798
Net Cash Provided by Operating Activities	833,191
CASH FLOWS FROM INVESTING ACTIVITIES	
Deposit payments made	(23,800)
Purchases of property and equipment	(44,394)
Net Cash Used in Investing Activities	(68,194)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	20,100
Distributions to members	(198,000)
Net Cash Used in Financing Activities	(177,900)
Net Increase in Cash	587,097
Cash at Beginning of Period	-
Cash at End of Period	$ 587,097

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Revolution Partners, LLC (the "Company") is a technology investment banking boutique specializing in mergers and acquisitions and private capital fundraising.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2001, management considered all accounts receivable to be collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	
Furniture and fixtures	7 years	$ 11,250
Computer equipment	5 years	33,144
		44,394
Less accumulated depreciation		(5,771)
		$ 38,623

Depreciation expense totaled $5,771 for the period January 19, 2001 (date of inception) to December 31, 2001.

4. *Note Receivable, Employee*

Note receivable, employee consists of monies advanced to an employee per an employment contract. The note is unsecured and accrues interest at 4%, with principal payments as determined by the Company. The balance outstanding at December 31, 2001 was $15,000.

5. *Leases*

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2004. At December 31, 2001, the Company's annual future minimum payments required under these leases are as follows:

2002	$ 152,876
2003	159,676
2004	40,738
Total	$ 353,290

Rental expense under all operating leases was approximately $101,193 for the period January 19, 2001 (date of inception) to December 31, 2001.

6. *Concentrations*

The Company maintains substantially all of its cash at one financial institution in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

REVOLUTION PARTNERS, LLC
Income Statement Schedules
For the Period January 19, 2001 (date of inception) to December 31, 2001

Revenue:	
Advisory fees	$1,381,529
Reimbursed expenses	13,919
Total Revenue	$1,395,448
Operating Expenses:	
Bad debt expense	$ 29,330
Bank service charges	1,924
Business development	19,561
Consulting expense	10,905
Depreciation	5,771
Donations	600
Dues and subscriptions	1,330
Education and training	2,052
Equipment rental	6,277
Insurance	13,305
Licenses and permits	4,826
Maintenance	4,120
Meals and entertainment	10,186
Office supplies and expense	16,722
Postage and delivery	780
Printing and reproduction	2,027
Professional services	35,697
Recruiting	10,244
Rent	94,916
Salaries and wages	244,250
Taxes, payroll	20,984
Telephone	40,333
Travel	33,623
Utilities	5,568
Total Operating Expenses	$ 615,331
Other Income:	
Dividend income	$ (11,983)
Interest income	(133)
Total Other Income	$ (12,116)

See Independent Auditors' Report

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2001

Total assets	$ 697,184
Total liabilities	82,851
Net worth	614,333
Non-allowable assets	110,087
Tentative net capital	504,246
Minimum net capital	5,000
Excess net capital	$ 499,246

See Independent Auditors' Report

Rogers,
Suleski
& Associates, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Randolph E. Rogers, CPA
Edward J. Suleski, Jr., CPA

REPORT ON INTERNAL CONTROL

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audit of the financial statements and supplemental schedules of Revolution Partners, LLC for the period January 19, 2001 (date of inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

400 Hunnewell Street, Needham Heights, MA 02494-1300, Tel: 781-444-5500, Fax: 781-444-9475, Email: rsa@rogers-suleski.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 26, 2002